Clarivate Analytics Plc
Friars House, 160 Blackfriars Road
London, SE1 8EZ, UK
March 2, 2020

+44 207 4334000

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Clarivate Analytics Plc has made disclosure pursuant to those provisions in the issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 2, 2020.

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CLARIVATE ANALYTICS PLC

By:	/s/ Stephen Hartman
Name:	Stephen Hartman
Title:	General Counsel and Head of Corporate Development

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